BACCHUS LAW GROUP Corporate & Securities Law	1511 West 40th Avenue
Vancouver, BC V6M 1V7
Tel 604.732.4804
Fax 604.408.5177

December 13, 2006

Jeffrey P. Riedler
Assistant Director
Division of Corporate Finance
United States Securities and
   Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Riedler:

Re:	Hemis Corporation (the “Company”)
Amendment No. 5 to Form SB-2 Registration Statement
File No. 333-135946

We enclose three marked copies of the Company’s Amended Registration Statement No. 5 on Form SB-2/A for your review. There were some minor changes from the SB-2/A No. 4 that was filed yesterday. The changes are to the percentages of ownership in the selling shareholder table and the beneficial ownership table.

Please do not hesitate to contact me if you have any questions.

Yours truly,

BACCHUS LAW GROUP

Penny O. Green
Barrister, Solicitor & Attorney
Member, Washington State Bar Association
Member, Law Society of BC